Exhibit 99.1

Encana files 2010 year-end disclosure documents
CALGARY, Alberta (February 17, 2011) — Encana Corporation (TSX, NYSE: ECA) today filed its audited Consolidated Financial Statements for the year ended December 31, 2010 and related Management’s Discussion and Analysis with Canadian securities regulatory authorities. Encana has also filed its Annual Information Form for the year ended December 31, 2010, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Encana has also filed its Form 40-F for the year ended December 31, 2010 with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F), or the company’s website, www.encana.com, or by e-mailing investor.relations@encana.com. Copies of Encana’s audited Consolidated Financial Statements are available upon request free of charge.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on Encana Corporation is available on the company’s website, www.encana.com or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:

Patricia Posadowski	Alan Boras
Analyst, Investor Relations	Vice-President, Media Relations
(403) 645-2252	(403) 645-4747